Exhibit 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders of Kamada Ltd. (the “Meeting”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 22, 2022, at 2:00 p.m. (Israel time), for the following purposes:

1.      To elect nine directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

2.      To approve the grant of options to each of the director nominees, subject to their respective election as directors under Proposal 1.

3.      To approve the grant of options to Mr. Amir London, our Chief Executive Officer.

4.      To approve our entering into an indemnification and exculpation agreement with Mr. Uri Botzer, subject to his election as a director under Proposal 1.

5.      To amend and readopt our Compensation Policy for Executive Officers and Compensation Policy for Directors.

6.      To approve the adoption of the U.S. Taxpayers Appendix to the Kamada Ltd. 2011 Israeli Share Award Plan, for U.S. tax purposes.

7.      To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022 and for such additional period until our next annual general meeting of shareholders.

In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2021.

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees set forth in Proposal 1 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on November 14, 2022, are entitled to notice of and to vote at the Meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (“TASE”) and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law, 1999 (the “Israeli Companies Law”) and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE Member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices upon prior notice and during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472 (phone)) until the date of the Meeting. Our Company’s representative is Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-54-4710092).

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system) of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person or by proxy or via the ISA’s electronic voting system) will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of each of Proposal 3 and Proposal 5 is also subject to the fulfillment of one of the following additional voting requirements: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 3 and 5. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 3 and 5. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 3 or 5, you should contact Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary (Tel: +972-54-4710092, yifatp@kamada.com).

The Israeli Companies Law requires that each shareholder voting on Proposals 3 and 5 indicate on the proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.    Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Sincerely,
/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chairman of the Board of Directors

November 8, 2022

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Thursday, December 22, 2022, at 2:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) election of nine directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their successors are duly elected by the shareholders of the Company; (2) approval of the grant of options to each of the director nominees, subject to their respective election as directors under Proposal 1; (3) approval of the grant of options to Mr. Amir London, our Chief Executive Officer; (4) approval of our entering into an indemnification and exculpation agreement with Mr. Uri Botzer, subject to his election as a director under Proposal 1; (5) approval of the amendment and readoption of the Company’s Compensation Policy for Executive Officers and Compensation Policy for Directors; (6) approval of the adoption of the U.S. Taxpayers Appendix to the Kamada Ltd. 2011 Israeli Share Award Plan, for U.S. tax purposes; and (7) ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022 and for such additional period until our next annual general meeting of shareholders. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2021.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Proposal 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on November 14, 2022. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on November 14, 2022, or which appeared in the participant listing of a securities depository on that date. See below “How You Can Vote.”

How You Can Vote

•        Voting in Person.    If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

•        Voting by Proxy.    You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

•        Shares Traded on TASE.    Shareholders who hold shares through members of the Tel Aviv Stock Exchange (the “TASE”) may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s office in Israel. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Generally, a proxy (together with the Ownership Certificate) must be received at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be included in the tally of ordinary shares voted at the Meeting. Alternatively, shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the record date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the record date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person, by proxy or via the ISA’s electronic voting system), will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter, is required to elect each of the director nominees set forth in Proposal 1 and to approve each of the other proposals.

In addition to the foregoing majority requirement, the approval of each of Proposal 3 and Proposal 5 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority”): (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent (2%) of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 3 and 5. A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 3 and 5. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 3 and 5, you should contact Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary (Tel: +972-54-4710092, yifatp@kamada.com).

The Israeli Companies Law requires that each shareholder voting on Proposals 3 and 5 indicate on the proxy card or via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.    Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting to our offices, 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, Attention: Ms. Yifat Philip, Vice President, General Counsel and Corporate Secretary, or by facsimile to +972-8-9406473, no later than Monday, December 12, 2022 at 2:00 p.m. Israel time.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of November 1, 2022 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 44,826,460 ordinary shares outstanding as of November 1, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	9,452,708	21.09%
Leon Recanati(2)	3,616,373	8.06%
The Phoenix Holdings Ltd.(3)	3,563,726	7.96%

Directors and director nominees
Lilach Asher Topilsky(4)	13,250	*
Amiram Boehm(5)	13,250	*
Uri Botzer	—	—
Ishay Davidi(6)	9,465,958	21.11%
Karnit Goldwasser(7)	13,250	*
Jonathan Hahn(8)	1,941,768	4.33%
Lilach Payorski	—	—
Leon Recanati(9)	3,616,737	8.06%
Ari Shamiss(10)	5,000	*
David Tsur(11)	723,431	1.61%
Directors and executive officers as a group (20 persons)(12)	16,252,391	36.23%

____________

*        Less than 1% of our ordinary shares.

(1)      Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13D filed with the SEC on May 20, 2020. According to the Statement, (i) includes 4,421,909 shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI Funds”) and (ii) the ordinary shares held by the FIMI Funds are indirectly beneficially owned by (A) FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI Funds, (B) Mr. Ishay Davidi, Chief Executive Officer of FIMI 6, and (C) Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6. Information included in this footnote does not include 13,250 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table.

(2)      Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 43,250 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.71 per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)      Based solely upon, and qualified in its entirety with reference to a notice provided to the Company dated October 18, 2022, reporting its holdings as of October 13, 2022.

(4)      Subject to options to purchase 13,250 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 23.67 per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(5)      Subject to options to purchase 13,250 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(6)      Includes (i) 9,452,708 shares indirectly beneficially owned through FIMI Opportunity Fund 6, L.P. and FIMI Israel Opportunity Fund 6, Limited Partnership. See footnote (1) above; and (ii) 13,250 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(7)      Subject to options to purchase 13,250 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 23.67 per share, which expire on September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(8)      Mr. Hahn holds 25% of the shares of Sinara Financing S.A., which holds 100% of the shares of Damar Chemicals Inc., a company registered in Panama (“Damar”), which directly holds 1,903,518 ordinary shares. In addition, includes options to purchase 38,250 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 21.43 per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares held by Mr. Jonathan Hahn that are not exercisable within 60 days of the date of the table

(9)      Mr. Recanati holds 677,479 ordinary shares directly and 2,895,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”). Gov is wholly-owned by Mr. Recanati, a director, who exercises sole voting and investment power over the shares held by Gov. In addition, includes options to purchase 43,250 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.71 per share, which expire between March 2, 2023 and September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)    Subject to options to purchase 5,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 29.68 per share, which expire on June 10, 2027. Does not include unvested options to purchase 5,000 ordinary shares that are not exercisable within 60 days of the date of the table.

(11)    Mr. David Tsur directly holds 680,181 ordinary shares. In addition, includes options to purchase 43,250 ordinary shares directly held by Mr. Tsur that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.71 per share, which expire between March 2, 2023, and September 25, 2026. Does not include unvested options to purchase 13,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)    See footnotes (1)-(11) for certain information regarding beneficial ownership.

Board Diversity Matrix

The table below provides certain information with respect to the diversity of our Board of Directors as of the date hereof.

Country of Principal Executive Offices	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Compensation of Executive Officers

For information regarding the compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Israel Companies Law) for the year ended December 31, 2021, see “Item 6. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022.

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11. Our Board of Directors is currently comprised of nine directors, all of whom were elected to serve in such capacity at our 2021 annual general meeting of shareholders. Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Israeli Companies Law).

Each of our currently serving directors, other than Mr. Amiram Boehm, is standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our articles of association and applicable law. In addition, Mr. Uri Botzer shall be standing for election as a director for the first time at the Meeting, to hold office until our next annual general meeting of shareholders and until his successor is elected and qualified, subject to our articles of association and applicable law. Our Board of Directors has affirmatively determined that each of Mrs. Lilach Asher Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Mr. David Tsur and Prof. Ari Shamiss is an “independent director” as defined under NASDAQ Listing Rules. Accordingly, subject to shareholder approval of the above director nominees, our Board of Directors will consist of nine members, eight of whom satisfy the independence requirements of the NASDAQ Listing Rules.

In accordance with the Israeli Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Mrs. Lilach Asher Topilsky has served as a member of our board of directors since December 2019, as the Chairman of our board of directors since August 2020, and serves as a member of our Compensation Committee and Strategy Committee. Mrs. Asher Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Mrs. Asher Topilsky currently serves as the chairman of G1 Security Systems Ltd. (TASE), Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd. and Amal and beyond Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Mrs. Asher Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 -2019. Mrs. Asher Topilsky also served as the Chairman of Mercantile Bank from 2014-2016. Before that, Mrs. Asher Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009-2013) & Head of Strategy & Planning Division (2007-2009). Mrs. Asher Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997-1998) and at Shaldor Strategy Consulting (Israel 1995-1996). Mrs. Asher Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997), and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Mr. Uri Botzer has been a Junior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Mr. Ishay Davidi has served on our board of directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Infinya Ltd. (TASE), Polyram Plastic Industries Ltd (TASE) and Ashot Ashkelon Industries Ltd. (TASE). Mr. Davidi also serves as a director of

Gilat Satellite Networks Ltd. (NASDAQ and TASE), Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), G1 Security Systems Ltd. (TASE), PCB Technologies Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd. , Amal and beyond Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Ms. Karnit Goldwasser has served on our board of directors since December 2019 and serves as a member of our Audit Committee and Compensation Committee. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015-September 2021), Orian DB Schenker (2017-2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010-2016), and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013-2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion — Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Mr. Jonathan Hahn has served on our board of directors since March 2010, and serves as the Chairman of our Strategy Committee. Mr. Hahn serves as the President and a director of Tuteur SACIFIA, where he has been since 2013. Prior to that, Mr. Hahn served as Strategic Planning Manager at Tuteur and held a business development position at Forest Laboratories, Inc., based in New York. Mr. Hahn holds a B.A. degree from San Andrés University and a M.B.A. degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Ms. Lilach Payorski has served on our board of directors since December 2021, and serves as the Chairman of our Audit Committee. Ms. Payorski has served as the Chief Financial Officer of Tyto Care Ltd. since November 2022. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chairman of the audit committee of Scodix Ltd (TASE: SCDX) and ODDITY Ltd. Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Mr. Leon Recanati has served on our board of directors since May 2005, as the Chairman of our board of directors from March 2013 to August 2020, and serves as the Chairman of our Compensation Committee. Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion — Israel Institute of Technology and Tel Aviv University.

Prof. Ari Shamiss has served on our board of directors since August 2020 and serves as a member of our Audit Committee. Prof. Shamiss is the Founder, General Partner and Chairman of the Investment Committee at Assuta Life Sciences Ventures, a life sciences-focused venture capital entity. Prior to that, from September 2016 to June 2020, Prof. Shamiss served as CEO of Assuta Medical Centers, the largest private hospital network in Israel, which includes eight hospitals and medical centers, with over $600 million in annual revenue. From July 2005 to 2016, Prof. Shamiss was the chief executive officer of Sheba General Hospital, the largest hospital in Israel. Prof. Shamiss also served as Vice Dean at Ben Gurion University School of Medicine from January 2017 to June 2020 and remains a Professor at the institution. Prof. Shamiss is a past Surgeon General of the Israel Air Force, Colonel (Retired).

Mr. David Tsur has served on our board of directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur currently serves as the Chairman of the Board of Directors of Kanabo Ltd. (LSE) and as a director of BioHarvest Sciences Inc. (CSE). Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent director oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders. Our Board of Directors reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global biopharmaceutical and financial experience. Accordingly, our Board of Directors approved the nomination of each of the director nominees.

Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in the Company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable from time to time by us under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000. In addition, if elected at the Meeting, the director nominees (other than Mr. Uri Botzer) shall continue to benefit from indemnification and exculpation agreements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. In addition, the Compensation Committee recommended, and our Board of Directors subsequently approved, subject to the election of Mr. Uri Botzer at the Meeting and subject to shareholder approval, our entering into an indemnification and exculpation agreement with Mr. Botzer, in the same form as previously approved by the shareholders (see Proposal 4). If elected at the Meeting, Mr. Botzer will also benefit from directors’ and officers’ liability insurance as we shall procure from time to time. In addition, at the Meeting, shareholders are being asked to approve the grant of options to each of the director nominees, subject to their respective election as directors at the Meeting (see Proposal 2).

Proposal

The shareholders are being asked to elect nine directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
APPROVAL OF THE GRANT OF OPTIONS TO EACH OF THE DIRECTOR NOMINEES
(Item 2 on the Proxy Card)

Background

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders (in that order).

During 2022, our Compensation Committee and Board of Directors conducted a comprehensive periodic review of our equity-based compensation awards to our management members and directors. Based on such review, our Compensation Committee and Board of Directors determined that, as an incentive for the activities and efforts of our management and directors, it would be appropriate and in the Company’s best interest to award to our management members and directors equity-based compensation, in the form of options, once every three years, according to a pre-determined three-year share-based compensation award plan, in lieu of awarding equity-based compensation awards on an annual basis. Accordingly, our Compensation Committee and Board of Directors adopted a three-year share-based compensation award plan and, in accordance with such plan, approved, subject to shareholder approval, the grant to each of the director nominees (other than Mr. Uri Botzer), subject to their re-election at the Meeting, of options to purchase 30,000 ordinary shares. The options shall be exercisable on a cashless basis based on an exercise price of NIS 19.36 (which exercise price is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors and (b) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors, plus 5%).

In addition, in connection with Mr. Uri Botzer’s nomination to serve as a director, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Botzer, subject to his election at the Meeting, of options to purchase 30,000 ordinary shares. The options shall be exercisable on a cashless basis based on an exercise price of NIS 17.35 (which exercise price is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors and (b) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors, plus 5%).

The options, if approved at the Meeting, will be granted under our 2011 Israeli Share Award Plan (the “2011 Plan”) and will vest over a period of four years in four equal installments, such that 25% of the options will vest on each anniversary of the grant date. The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. The award of the options to each director nominee is subject to such director nominee’s respective election at the Meeting under Proposal 1 (such that if any such director nominee is not elected at the Meeting, he or she shall not be entitled to the options).

Each of our Compensation Committee and Board of Directors determined that the grant of the options to the director nominees and their terms are consistent with our Compensation Policy for Directors, as currently in effect and as proposed to be amended and readopted at the Meeting (see Proposal 5).

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant to each of the director nominees of options to purchase 30,000 ordinary shares of the Company, with such terms and conditions as set forth in the Proxy Statement for the Meeting, subject to their respective election as a director at the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the grant of options to each of the director nominees, subject to their respective election at the Meeting.

PROPOSAL 3
APPROVAL OF OPTION GRANT TO OUR CHIEF EXECUTIVE OFFICER
(Item 3 on the Proxy Card)

Background

Under the Israeli Companies Law, the payment of compensation, including equity-based compensation, to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”), in that order.

Mr. Amir London has served as our Chief Executive Officer since July 2015. Prior to that, from December 2013, Mr. London served as our Senior Vice President, Business Development. Mr. London has over 20 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services. Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a partner with Tefen, an international, publicly-traded operations management consulting firm, where he was responsible for the firm’s global biopharma practice. Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion — Israel Institute of Technology.

As discussed in Proposal 2, during 2022 our Compensation Committee and Board of Directors adopted a policy to grant our management members and directors equity-based compensation, in the form of options, on a tri-annual basis and adopted a three-year share-based compensation award plan. According to such plan, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. London of options to purchase 400,000 ordinary shares. The options shall be exercisable on a cashless basis based on an exercise price of NIS 19.36 per share (which is equal to the higher of (a) the average closing price of the Company’s ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by the Board and (b) the closing price of the Company’s ordinary shares on the TASE on the date of the approval of the option grant by the Board, plus 5%). The options will be granted under our 2011 Plan and shall vest over a period of four years in four equal installments, such that 25% of the options will vest on each anniversary of the grant date. The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.

Each of our Compensation Committee and Board of Directors determined that the grant of the options to Mr. London and their terms are consistent with our Compensation Policy for Executive Officers, as currently in effect and as proposed to be amended and readopted at the Meeting (see Proposal 5).

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the award to Mr. Amir London, the Company’s Chief Executive Officer, of options to purchase 400,000 ordinary shares of the Company, with such terms and conditions as set forth in the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the grant of options to Mr. Amir London.

PROPOSAL 4
APPROVAL OF INDEMNIFICATION AND EXCULPATION AGREEMENT WITH MR. URI BOTZER
(Item 4 on the Proxy Card)

Background

Under the Israeli Companies Law, the terms of remuneration payable to a director of a public company, including an undertaking to indemnify and exculpate a director, require the approval of the compensation committee, board of directors and the shareholders, in that order.

Subject to the election of Mr. Uri Botzer as a director at the Meeting, our Compensation Committee and Board of Directors approved, subject to shareholder approval, our entering into an indemnification and exculpation agreement with Mr. Botzer. The form of the indemnification and exculpation agreement to be entered into with Mr. Botzer shall be the form of indemnification and exculpation agreement approved by our shareholders at our 2015 annual general meeting, which form is consistent with our Compensation Policy for Directors, as currently in effect and as proposed to be amended and readopted at the Meeting (see Proposal 5).

Under the Israeli Companies Law, a company may indemnify a director for the following liabilities, payments and expenses incurred for acts performed by him/her as an office holder (within the meaning of the Israeli Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•        a monetary liability imposed on him/her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•        reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him/her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him/her as a substitute for a criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

•        reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him/her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, but may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but provided that a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. However, pursuant to our Articles of Association, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law). Under Israeli law, we also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

•        a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•        a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•        an act or omission committed with intent to derive illegal personal benefit; or

•        a fine or penalty levied against the office holder.

Our articles of association permit us to indemnify and exculpate our office holders to the fullest extent permitted under the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).

We have entered into indemnification and exculpation agreements with all of our current officers and directors exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance. This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements. Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our Company before May 31, 2013, the greater of 30% of the shareholders’ equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our Company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of Mr. Uri Botzer as a director, to approve the Company’s entering into an indemnification and exculpation agreement with Mr. Botzer, in the form described in the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of entering into an indemnification and exculpation agreement with Mr. Uri Botzer, subject to his election as a director at the Meeting.

PROPOSAL 5
APPROVAL TO AMEND AND READOPT COMPENSATION POLICIES FOR EXECUTIVE OFFICERS AND DIRECTORS
(Item 5 on the Proxy Card)

Background

Under the Israeli Companies Law, an Israeli public company, including companies whose shares are dually traded on the TASE and outside of Israel, such as Kamada, is required to adopt a compensation policy that sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit. The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority (see above “Vote Required for Approval of the Proposals”). In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder. The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy for Executive Officers and Compensation Policy for Directors (together, the “Compensation Policies”) were adopted by our shareholders at an extraordinary general meeting of shareholders held in March 2020 and were amended by our shareholders at our annual general meeting held in December 2020. The Compensation Policies were drafted and approved in accordance with the requirements of the Israeli Companies Law and determine (among other things) the amount of the compensation of our officers and directors, its components, the maximum values for the various components of compensation and the method for determining compensation.

In accordance with the Israeli law requirement that the Compensation Policies be reviewed and readopted at least once every three years, our Compensation Committee conducted a thorough review of the Compensation Policies in connection with its recommendation to the Board of Directors. In connection with such review, the Compensation Committee engaged an independent consultant to prepare applicable benchmark information of peer group companies, which was reviewed and considered by the Compensation Committee and Board of Directors. Based on the foregoing review and consideration, our Compensation Committee recommended, and our Board of Directors subsequently determined, that it would be in the best interest of our company to adopt certain changes to the Compensation Policies. The full text of the updated Compensation Policy for Executive Officers and updated Compensation Policy for Directors (marked to reflect the proposed changes) are attached hereto as Appendix A(i) and Appendix A(ii), respectively (together, the “Updated Compensation Policies”).

Generally, the terms of the Updated Compensation Policies remain substantially similar to the current Compensation Policies, as adopted by our shareholders in March 2020, as amended in December 2020. However, in light of the experience gained from the implementation of the Compensation Policies since their adoption and particularly in view of our recent acquisitions that resulted in our acquisition of U.S.-based operations and our acquisition and hiring of U.S. based-executive officers and management, as well as changes in market practices, the increasing competitive environment for talent in the biopharmaceutical industry and other considerations, our Board of Directors approved the adoption of the Updated Compensation Policies upon the recommendation of the Compensation Committee, and the shareholders are being asked at the Meeting to approve the adoption of the Updated Compensation Policies.

The primary changes proposed to be implemented in the Updated Compensation Policies are described below. The following description of the proposed amendments to the Compensation Policies is only a summary of the amendments and is qualified by reference to the full text of the Updated Compensation Policies, attached as Appendix A(i) and Appendix A(ii) hereto.

Proposed Changes to the Compensation Policy for Executive Officers

•        Update of the maximum annual (gross) base salary that may be awarded to the chief executive officer, C-level executives and other executives, and the inclusion of separate caps for Israel-based and U.S.-based executives subordinate to the chief executive officer, to align to salaries of corresponding positions in peer group companies in such locations and in view of the recent management changes and additions following our recent U.S. acquisitions that resulted in our acquisition and hiring of U.S. based-executive officers and management.

•        Amendment of the ratio between fixed compensation and variable compensation of executives subordinate to the chief executive officer, in view of the update to the maximum base salaries being made in order to align to salaries in peer group companies, such that the ratio shall be 1:1.5 for C-level executives and 1:1 for other executives.

•        Adjustment of the maximum annual bonus of executives other than the chief executive officer depending on whether the executive is in a sales role, such that the maximum annual bonus may be six monthly (gross) salaries for such executives that are not in sales positions and seven monthly (gross) salaries for such executives who are in sales positions.

•        Introduction of a mechanism providing for adjustment of the proportion of the annual bonus of an executive subordinate to the chief executive officer that is based on “Company performance criteria” and “individual performance criteria,” such that the Compensation Committee may determine, based on the recommendation of the chief executive officer, to increase the proportion of the “individual performance criteria,” up to 80% of the annual bonus, in special cases in which it deems the executive’s role in the field of sales or special projects to impact specific key performance indicators. Similarly, the Compensation Committee may determine that the requirement for a minimum percentage of achievement of the “Company performance criteria” in order to be entitled to any annual bonus shall not apply to any such executive’s annual bonus.

Proposed Changes to both the Compensation Policy for Executive Officers and Compensation Policy for Directors

•        The definition of “change of control event” has been amended in order to conform with the standard market definition.

•        Inclusion of a provision providing for the procurement of directors’ and officers’ liability insurance for specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change of control event. In accordance with Israeli relief regulations and subject to applicable law, the Updated Compensation Policies provide that (i) the procurement of directors’ and officers’ liability insurance for a public offering of securities may be approved solely by the Compensation Committee, provided that it shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions, and that the insurance is on market terms and shall not have a material impact on our profitability, assets or liabilities; and (ii) upon circumstances to be approved by the Compensation Committee, “run off” liability insurance of up to seven years may be procured, provided that the maximum aggregate limit of liability shall be not more than US$50 million and the Compensation Committee shall have determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the run off coverage is on market terms and shall not have a material impact on our profitability, assets or liabilities.

If the Updated Compensation Policies are approved and adopted by our shareholders at the Meeting, they shall become effective as of the Meeting and may remain in effect for up to three years and shall be subject to periodic assessments by our Board of Directors in accordance with the Israeli Companies Law.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to amend and readopt the Kamada Ltd. Compensation Policy for Executive Officers and the Kamada Ltd. Compensation Policy for Directors in the forms attached as Appendix A(i) and Appendix A(ii), respectively, to the Proxy Statement for the Meeting.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the amendment of the Compensation Policies and adoption of the Updated Compensation Policies.

PROPOSAL 6
APPROVAL OF THE U.S. TAXPAYERS APPENDIX TO THE 2011 ISRAELI SHARE AWARD PLAN,
FOR U.S. TAX PURPOSES
(Item 6 on the Proxy Card)

Background

In July 2011, we adopted our 2011 Israeli Share Option Plan and in September 2016, we amended and renamed it as the 2011 Israeli Share Award Plan (the “2011 Plan”). The 2011 Plan expired in July 2021 and in August 2021, we extended the 2011 Plan by an additional ten years, until August 9, 2031, and adopted a few additional amendments to the 2011 Plan. References below to the “2011 Plan” refer to the 2011 Plan as amended in August 2021.

Under the 2011 Plan, we are authorized to grant options and restricted shares to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan is designed to reflect the provisions of the Israeli Tax Ordinance [New Version], 1961, which affords certain tax advantages to Israeli employees, officers and directors. The 2011 Plan may be administered by our Board of Directors either directly or upon the recommendation of the Compensation Committee. For additional details regarding the 2011 Plan, see “Item 6. Directors, Senior Management and Employees — Equity Compensation Plans” of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022.

In February 2022, our Board of Directors adopted the U.S. Taxpayers Appendix to the 2011 Plan, attached hereto as Appendix B (the “US Appendix”), which provides for the grant of options and restricted shares to persons who are subject to U.S. federal income tax. The US Appendix provides for the grant to U.S. employees of options that qualify as incentive stock options (“ISOs”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which affords certain tax advantages to U.S. employees. Our Board of Directors determined, following our recent acquisitions that resulted in our acquisition of U.S.-based operations and our acquisition and hiring of U.S. based-employees, that the adoption of the US Appendix is necessary to enhance our ability to attract and retain desirable individuals for employment in the United States.

Although the Nasdaq Listing Rules generally require shareholder approval of equity compensation plans and material amendments thereto, pursuant to certain exemptions for foreign private issuers, we follow Israeli law and practice, under which the adoption of equity-based compensation plans and amendments thereto are generally required to approved by the Board of Directors (and the grant of certain awards under such plans are approved by shareholders to the extent such approval is required for the specific grants under the Israeli Companies Law). However, in accordance with the provisions of the Code, the grant of ISOs under the US Appendix is subject to the approval of the US Appendix by our shareholders within 12 months of its approval by our Board of Directors. If this proposal is not approved by our shareholders, then the 2011 Plan will continue to be in effect, and we may issue awards under the 2011 Plan, but we will be unable to grant options to our U.S. employees that qualify as ISOs for U.S. federal tax purposes.

Description of the US Appendix

Set forth below is a summary of the US Appendix, but this summary is qualified in its entirety by reference to the full text of the US Appendix, a copy of which is attached to this proxy statement as Appendix B. Please see Appendix B for more detailed information.

The provisions of the US Appendix apply only to persons who are subject to U.S. federal income tax. The US Appendix provides for the grant of options and restricted shares.

Options

Options granted under the US Appendix may include ISOs intended to qualify under Section 422 of the Code as well as options that do not or are not intended to qualify as ISOs under the Code (“Non-Qualified Stock Options”). All employees, officers and directors of the Company or any affiliate thereof are eligible to be granted options that are Non-Qualified Stock Options under the US Appendix, and only employees, officers and directors of the Company or any affiliate thereof are eligible to be granted ISOs under the US Appendix.

Incentive Stock Options

The purchase price per share subject to an ISO shall be determined by the Board of Directors at the time of grant, provided that it shall not be less than 100% of the fair market value of the share at the time of grant and if an ISO is granted to a shareholder possessing more than 10% of the total combined voting power of all classes of shares of the Company, its subsidiaries or its parent (a “Ten Percent Shareholder”), the purchase price per share shall be no less than 110% of the fair market value of the share at the time of the grant of such ISO.

The term of each ISO shall be fixed by the Board of Directors; provided, however, that no ISO shall be exercisable more than 10 years after the date of grant and if granted to a Ten Percent Shareholder, shall not exceed five years.

To the extent that the aggregate fair market value (determined as of the time of grant) of shares with respect to which ISOs are exercisable for the first time by an employee during any calendar year under the US Appendix and/or any other option plan of the Company, any subsidiary or any parent exceeds US$100,000, such ISOs shall be treated as Non-Qualified Stock Options.

The aggregate maximum number of ordinary shares that may be issued upon the exercise of ISOs 500,000. Such maximum number of shares that may be issued upon the exercise of ISOs shall not be increased without the approval of the shareholders of the Company as required pursuant to the Code, provided, however, such maximum number of ordinary shares may be subject to further adjustment in the event of specified changes to the capital structure of the Company.

Restricted Shares

A grant of restricted shares may, but is not required to, have a purchase price which may be set at the discretion of the Board of Directors. If, during the restricted period, the participant’s service terminates, any shares remaining subject to restrictions will be forfeited. The Board of Directors has the authority to cancel any or all outstanding restrictions prior to the end of the restricted period, including in connection with certain types of termination of service.

Amendment of the US Appendix

The US Appendix may be amended or terminated in accordance with the terms governing the amendment or termination of the 2011 Plan; provided, however, that without the approval of the shareholders of the Company entitled to vote in accordance with applicable law, no amendment may be made that would: (i) increase the aggregate number of shares that may be issued upon the exercise of ISOs; (ii) change the classification of individuals eligible to receive ISOs under the US Appendix; (iii) extend the term of the 2011 Plan; or (iv) require shareholder approval in order to continue to comply with Section 422 of the Code to the extent applicable to ISOs.

U.S Federal Income Tax Consequences

The following is a brief summary of certain U.S. federal income tax consequences relating to the transactions described under the US Appendix as set forth below. This summary does not purport to address all aspects of U.S. federal income taxation and does not describe state, local, or foreign tax consequences. This discussion is based upon provisions of the Code and the Treasury Regulations issued thereunder, and judicial and administrative interpretations under the Code and the Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation.

Options

Incentive Stock Options.    A participant will not recognize income at the time an ISO is granted. When a participant exercises an ISO, a participant also generally will not be required to recognize income (either as ordinary income or capital gain), provided that the participant is employed by the Company or a qualifying subsidiary from the date of grant of the option until three months prior to the exercise thereof, except where such employment or service terminates by reason of disability or death (where the three month period is extended to one year). To the extent the aforesaid employment requirement is not met at the time of exercise, the options will no longer qualify as ISOs and will be treated as Non-Qualified Stock Options for federal tax purposes, as described below. Moreover, to the extent that the fair market value (determined as of the date of grant) of the shares with respect to which the participant’s ISOs are exercisable for the first time during any year exceeds $100,000, the ISOs for the shares over $100,000 will be treated as Non-Qualified Stock Options, and not ISOs, for federal tax purposes, and the participant will recognize income as if the ISOs were Non-Qualified Stock Options. In addition to the foregoing, if the fair market value of the shares received upon exercise of an ISO exceeds the exercise price, then the excess may be deemed a tax preference adjustment for purposes of the federal alternative minimum tax calculation. The federal alternative minimum tax may produce significant tax repercussions depending upon the participant’s particular tax status.

The tax treatment of any shares acquired by exercise of an ISO will depend upon whether the participant disposes of his or her shares prior to two years after the date the ISO was granted or one year after the shares were transferred to the participant (referred to as, the “Holding Period”). If a participant disposes of shares acquired by exercise of an ISO after the expiration of the Holding Period, any amount received in excess of the participant’s tax basis for such shares (e.g., the exercise price) will be treated as capital gain. If the amount received is less than the participant’s tax basis for such shares, the loss may be treated as short-term or long-term capital loss, depending upon how long the participant has held the shares.

If the participant disposes of shares acquired by exercise of an ISO prior to the expiration of the Holding Period, the disposition will be considered a “disqualifying disposition.” If the amount received for the shares is greater than the fair market value of the shares on the exercise date, then the difference between the ISO’s exercise price and the fair market value of the shares at the time of exercise will be treated as ordinary income for the tax year in which the “disqualifying disposition” occurs. The participant’s basis in the shares will be increased by an amount equal to the amount treated as ordinary income due to such “disqualifying disposition.” In addition, the amount received in such “disqualifying disposition” over the participant’s increased basis in the shares will be treated as short-term or long-term capital gain, depending how long the participant has held the shares. However, if the price received for shares acquired by exercise of an ISO is less than the fair market value of the shares on the exercise date and the disposition is a transaction in which the participant sustains a loss which otherwise would be recognizable under the Code, then the amount of ordinary income that the participant will recognize is the excess, if any, of the amount realized on the “disqualifying disposition” over the basis of the shares.

The Company, and/or the participant’s employer as applicable, will not be allowed a federal income tax deduction upon the grant or exercise of an ISO or the disposition, after the applicable Holding Period, of the Company shares acquired upon exercise of an ISO. In the event of a disqualifying disposition, the Company or the participant’s employer, as applicable, generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable and the limitations of Code Sections 280G and 162(m) do not apply.

Non-Qualified Stock Options.    A participant generally will not recognize income at the time a Non-Qualified Stock Option is granted. When a participant exercises a Non-Qualified Stock Option, the difference between the option price and any higher market value of the shares of common stock on the date of exercise will be treated as compensation taxable as ordinary income to the participant. The participant’s tax basis for the shares acquired under a Non-Qualified Stock Option will be equal to the option price paid for such shares, plus any amounts included in the participant’s income as compensation, subject to income tax withholdings. When a participant disposes of shares acquired by exercise of a Non-Qualified Stock Option, any amount received in excess of the participant’s tax basis for such shares will be treated as short-term or long-term capital gain, depending upon how long the participant has held the shares. If the amount received is less than the participant’s tax basis for such shares, the loss will be treated as short-term or long-term capital loss, depending upon how long the participant has held the shares.

A federal income tax deduction generally will be allowed to a participant’s employer in an amount equal to the ordinary income recognized by the individual with respect to the exercise of their Non-Qualified Stock Option, provided that such amount constitutes an ordinary and necessary business expense to the Company and is reasonable and the limitations of Code Sections 280G and 162(m) do not apply.

Restricted Shares

A participant will not be subject to tax upon the grant of an award of restricted shares unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted share becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will recognize ordinary compensation income equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any. Such income will be subject to income tax withholdings, and the participant will be required to pay to the Company the amount of any required withholding taxes in respect to such income. If the participant made an election under Section 83(b) of the Code, the participant will recognize ordinary compensation income at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any, and any subsequent appreciation in the value of the shares will be treated as a capital gain upon sale of the shares. Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the U.S. Securities Exchange Act of 1934. The Company or the participant’s employer, as applicable, will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the U.S. Taxpayers Appendix to the Kamada Ltd. 2011 Israeli Share Award Plan, attached as Appendix B to the Proxy Statement for the Meeting, be, and hereby is, approved and adopted.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the approval and adoption of the US Appendix to the 2011 Plan.

PROPOSAL 7
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 7 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2022 and for such additional period until our next annual general meeting of shareholders, pursuant to the approval and recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

The following table sets forth the aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31,
	2021	2020
Audit Fees(1)	$291,250	$220,000
Tax Fees(2)	187,048	27,453
All Other Fees(3)	65,000	—
Total	$543,298	$247,453

____________

(1)      Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)      Tax services rendered by our auditors in 2021 and 2020 were for compliance with tax regulation. In addition, tax fees in 2021 include fees for services rendered by our auditors in connection with our recent business combination.

(3)      Other fees in 2021 is for a service rendered by our auditors in connection with our recent business combination.

Our audit committee has adopted a policy for pre-approval of audit and non-audit services provided by our independent auditor. Under the policy, such services require the specific pre-approval of our Audit Committee followed by ratification of our full Board of Directors. Any proposed services exceeding the pre-approval amounts for all services to be provided by our independent auditor require an additional specific pre-approval by our Audit Committee and approval of our Board of Directors.

Proposal

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2022 and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2022.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the year ended December 31, 2021. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2021, which form part of our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 15, 2022, are available under the “Investor & Media” portion of our website at www.kamada.com or via the SEC’s website at www.sec.gov or the website of the ISA at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law and the regulations promulgated thereunder. Under Section 66(b) of the Israeli Companies Law, one or more shareholders who severally or jointly hold at least 1% of or outstanding voting rights are entitled to request that our Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting their proposals in writing to Ms. Yifat Philip, our Vice President General Counsel and Corporate Secretary, at the following address: 2 Holzman Street, Weizmann Science Park, Rehovot, Israel. For a shareholder proposal to be considered for inclusion at the Meeting, our Vice President General Counsel and Corporate Secretary must receive the written proposal, together with the accompanying documentation and information required to be submitted under Israeli law, no later than November 15, 2022. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda of the Meeting, we will publish a revised agenda for the Meeting no later than November 22, 2022, by way of issuing a press release or submitting a Report on Form 6-K to the SEC.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these obligations by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor & Media” portion of our website at www.kamada.com. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,
/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chairman of the Board of Directors

Date: November 8, 2022